UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Petros Plan

Rio de Janeiro, March 10, 2020 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors deliberated on the New Deficit Equation Plan (New Plan) of the Renegotiated and Non-Renegotiated Petrobras System Petros plans (PPSP-R and PPSP-NR), managed by Petrobras Social Security Foundation – Petros and in compliance with CNPC Resolution No. 30/2018.

The New Plan aims to review the 2015 Deficit Equation Plan (2015 Plan), the treatment of the deficit posted in 2018, the utilization of the actuarial plans results achieved in 2019, and the treatment of actuarial impacts related to changes in regulations of the PPSP-R and PPSP-NR plans, approved by the Board of Directors, in compliance with Resolution CGPAR No. 25/2018. Therefore, it was possible to reduce the extraordinary contributions for most of the participants and beneficiaries, as well as to improve the regulations of the plans, which will allow the revision of the regular contributions and will mitigate the need for new equation plans in the future.

The New Plan will take into account the insufficient resources of such plans, estimated at R$ 33.7 billion on 12/31/2019, with R$ 32.1 billion already recognized in the 2015 Plan and R$ 1.6 billion referring to the equation of the accrued deficit of 2018/2019 and other above-mentioned changes. Of the total amount, R$ 15.62 billion will be the liability of Petrobras, in strict compliance with the principle of contributory parity provided for in the Constitutional Amendment No. 20/1998. The rest of the deficit will be supported by the other sponsors (BR Distribuidora and Petros) and by participants and beneficiaries, who can obtain further information through Petros’ contact channels.

Petrobras’ liability amount will be paid by extraordinary contributions throughout the life of the plans, in a total of R$ 13.6 billion, and by cash contribution, in the amount of R$ 2.02 billion, at the time of the effective implementation of the New Plan. The disbursement of extraordinary contributions is estimated, in the first year, at R$ 941 million for Petrobras, with a decreasing amortization flow, with 91% of which being amortized over 25 years.

The effective implementation of the New Plan and changes in the plans regulations are still subject to approval by the Secretariat for Coordination and Governance of State-Owned Companies (SEST) and by the National Superintendence of Supplementary Pension Plans (PREVIC).

The effects of the New Plan on Petrobras’ financial statements will be carried through an intermediate review executed by an independent actuary, when the New Plan is approved, and there may be a positive result from the reduction of commitments to the plans as a compensation to the cash contribution made by Petrobras.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer